

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 12, 2010

Mr. Jeffrey Sherman
Chief Financial Officer
Pure Nickel, Inc.
Wellington Street West, Suite 900- 95
Toronto, Ontario, Canada M5J2N7

> **Re:** **Pure Nickel, Inc.**
> **Form 20-F for the Fiscal Year Ended November 30, 2008**
> **Filed May 19, 2009**
> **File No. 0-25489**

Dear Mr. Sherman:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief